UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Wright Medical Group N.V.

(Name of Issuer)

Ordinary Shares, par value €0.03 per share

(Title of Class of Securities)

N96617118

(CUSIP Number)

May 27, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N87237 108		13G

1	Name of Reporting Person TMG Holdings Coöperatief U.A.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power(1) 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐ N/A

11	Percent of Class Represented by Amount in Row 9(2) 0%

12	Type of Reporting Person OO

(1)                                 The reporting person expressly disclaims beneficial ownership with respect to any shares of common stock other than common stock owned of record by such reporting person.

(2)                                 Based upon a total of 102,713,374 ordinary shares issued and outstanding as of May 19, 2016, as set forth in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(7) with the Securities and Exchange Commission on May 25, 2016.

CUSIP No. N87237 108		13G

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Warburg Pincus Bermuda Private Equity IX, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power(1) 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐ N/A

11	Percent of Class Represented by Amount in Row 9(2) 0%

12	Type of Reporting Person PN

(1)                                 The reporting person expressly disclaims beneficial ownership with respect to any shares of common stock other than common stock owned of record by such reporting person.

(2)                                 Based upon a total of 102,713,374 ordinary shares issued and outstanding as of May 19, 2016, as set forth in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(7) with the Securities and Exchange Commission on May 25, 2016.

CUSIP No. N87237 108		13G

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person WP (Bermuda) IX PE One Ltd.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power(1) 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐ N/A

11	Percent of Class Represented by Amount in Row 9(2) 0%

12	Type of Reporting Person OO

(1)                                 The reporting person expressly disclaims beneficial ownership with respect to any shares of common stock other than common stock owned of record by such reporting person.

(2)                                 Based upon a total of 102,713,374 ordinary shares issued and outstanding as of May 19, 2016, as set forth in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(7) with the Securities and Exchange Commission on May 25, 2016.

CUSIP No. N87237 108		13G

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Warburg Pincus (Bermuda) Private Equity Ltd.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power(1) 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐ N/A

11	Percent of Class Represented by Amount in Row 9(2) 0%

12	Type of Reporting Person OO

(1)                                 The reporting person expressly disclaims beneficial ownership with respect to any shares of common stock other than common stock owned of record by such reporting person.

(2)                                 Based upon a total of 102,713,374 ordinary shares issued and outstanding as of May 19, 2016, as set forth in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(7) with the Securities and Exchange Commission on May 25, 2016.

CUSIP No. N87237 108		13G

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Warburg Pincus LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power(1) 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐ N/A

11	Percent of Class Represented by Amount in Row 9(2) 0%

12	Type of Reporting Person OO

(1)                                 The reporting person expressly disclaims beneficial ownership with respect to any shares of common stock other than common stock owned of record by such reporting person.

(2)                                 Based upon a total of 102,713,374 ordinary shares issued and outstanding as of May 19, 2016, as set forth in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(7) with the Securities and Exchange Commission on May 25, 2016.

CUSIP No. N87237 108		13G

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Charles R. Kaye

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power(1) 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐ N/A

11	Percent of Class Represented by Amount in Row 9(2) 0%

12	Type of Reporting Person IN

(1)                                 The reporting person expressly disclaims beneficial ownership with respect to any shares of common stock other than common stock owned of record by such reporting person.

(2)                                 Based upon a total of 102,713,374 ordinary shares issued and outstanding as of May 19, 2016, as set forth in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(7) with the Securities and Exchange Commission on May 25, 2016.

CUSIP No. N87237 108		13G

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Joseph P. Landy

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power(1) 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐ N/A

11	Percent of Class Represented by Amount in Row 9(2) 0%

12	Type of Reporting Person IN

(1)                                 The reporting person expressly disclaims beneficial ownership with respect to any shares of common stock other than common stock owned of record by such reporting person.

(2)                                 Based upon a total of 102,713,374 ordinary shares issued and outstanding as of May 19, 2016, as set forth in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(7) with the Securities and Exchange Commission on May 25, 2016.

Item 1(a):	Name of Issuer: The name of the issuer is Wright Medical Group N.V., a company organized under the laws of the Netherlands (the “Company”).
Item 1(b):	Address of Issuer’s Principal Executive Offices: The Company’s principal executive office is located at Prins Bernhardplein 200, 1097 JB Amsterdam, the Netherlands.

Item 2(a):

Name of Person Filing:
This Amendment No. 4 to Schedule 13G is filed by TMG Holdings Coöperatief U.A. (“TMG”), a Dutch coöperatief.  TMG is the direct record owner of 0 shares of Ordinary Shares (as defined below) of the Company.  TMG is wholly owned by Warburg Pincus Bermuda Private Equity IX, L.P., a Bermuda limited partnership, (“WP Bermuda”), and WP (Bermuda) IX PE One Ltd., a Bermuda company, (“WPIX PE One”). WPIX PE One is wholly owned by WP Bermuda. The general partner of WP Bermuda is Warburg Pincus (Bermuda) Private Equity Ltd., a Bermuda company, (“WP Bermuda Ltd.”). WP Bermuda is managed by Warburg Pincus LLC, a New York limited liability company, (“WP LLC”), and together with WP Bermuda, WPIX PE One and WP Bermuda Ltd., (the “Warburg Pincus Entities”). Charles R. Kaye and Joseph P. Landy are the Co-Chairmen and Directors of WP Bermuda Ltd. and Managing Members and Co-Chief Executive Officers of WP LLC and may be deemed to control the Warburg Pincus Entities.  Each of the Warburg Pincus Entities, Messrs. Charles R. Kaye and Joseph P. Landy (collectively, the “Warburg Pincus Reporting Persons”) has shared voting and investment control of all of the Ordinary Shares referenced above.  By reason of the provisions of Rule 16a-1 of the Securities Exchange Act of 1934, as amended, the Warburg Pincus Reporting Persons may be deemed to be the beneficial owners of the Ordinary Shares held by TMG.  Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership of Ordinary Shares except to the extent of any indirect pecuniary interest therein. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Warburg Pincus Reporting Person or any of its affiliates is the beneficial owner of any Ordinary Shares for purposes of Section 13(d) of the Exchange Act.

Item 2(b):

Address of Principal Business Office or, if none, Residence:
The address of the principal business office of the Warburg Pincus Reporting Persons is c/o Warburg Pincus & Co., 450 Lexington Avenue, New York, New York 10017.

Item 2(c):

Citizenship:
TMG is a Dutch coöperatief, WP Bermuda is a Bermuda limited partnership, WPIX PE One is a Bermuda company, WP Bermuda Ltd. is a Bermuda company and WP LLC is a New York limited liability company.  Mr. Kaye and Mr. Landy are United States citizens.

Item 2(d):	Title of Class of Securities: Ordinary Shares, par value €0.03 (“Ordinary Shares”).
Item 2(e):	CUSIP Number: N96617118

Item 3:	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
a.	☐ Broker or dealer registered under section 15 of the Act,
b.	☐ Bank as defined in section 3(a)(6) of the Act,

c.	☐	Insurance company as defined in section 3(a)(19) of the Act,
d.	☐	Investment company registered under section 8 of the Investment Company Act of 1940,
e.	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
f.	☐	Employee benefit plan or endowment fund in accordance with 13d-1(b)(1)(ii)(F),
g.	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
h.	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,
i.	☐	Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940,
j.	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:	Ownership:

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each Warburg Pincus Reporting Person and is incorporated herein by reference for each such Warburg Pincus Reporting Person.

Item 5:	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Warburg Pincus Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☒

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8:	Identification and Classification of Members of the Group:

The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.  The joint filing agreement among the Warburg Pincus Reporting Persons to file this Amendment No. 4 to Schedule 13G jointly is attached to the Schedule 13G previously filed with the U. S. Securities and Exchange Commission by the Warburg Pincus Reporting Persons with respect to the Company on March 3, 2011.  Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership of all of the shares of Ordinary Shares, except to the extent of any pecuniary interest therein.

Item 9:	Notice of Dissolution of Group:
Not applicable.

Item 10:	Certifications:
Not applicable.

[Remainder of page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2016

TMG HOLDINGS COÖPERATIEF U.A.

/s/ Guido Nieuwenhuizen	May 31, 2016
Name: Guido Nieuwenhuizen	Date
Title: Managing Director A

/s/ Sean Carney	May 31, 2016
Name: Sean Carney	Date
Title: Managing Director A

WARBURG PINCUS BERMUDA PRIVATE EQUITY IX, L.P.

/s/ Steven G. Glenn	May 31, 2016
Name: Steven G. Glenn	Date
Title: Authorised Signatory

WP (BERMUDA) IX PE ONE LTD.

/s/ Tara E. O’Neill	May 31, 2016
Name: Tara E. O’Neill	Date
Title: Director

WARBURG PINCUS (BERMUDA) PRIVATE EQUITY LTD.

/s/ Steven G. Glenn	May 31, 2016
Name: Steven G. Glenn	Date
Title: Director

WARBURG PINCUS LLC

/s/ Robert B. Knauss	May 31, 2016
Name: Robert B. Knauss	Date
Title: Managing Director

/s/ Robert B. Knauss	May 31, 2016
Charles R. Kaye	Date
By: Robert B. Knauss, Attorney-in-Fact*

/s/ Robert B. Knauss	May 31, 2016
Joseph P. Landy	Date
By: Robert B. Knauss, Attorney-in-Fact*

*The Power of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities & Exchange Commission on November 26, 2013 as an exhibit to a statement on Form 4 filed by Warburg Pincus

Private Equity IX, L.P. with respect to Laredo Petroleum, Inc. (f/k/a Laredo Petroleum Holdings, Inc.) and is hereby incorporated by reference.